                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                              CARVER BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   146875 10 9
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                                 (CUSIP Number)

                              MARK L. JOHNSON, ESQ.
                             FOLEY, HOAG & ELIOT LLP
                             ONE POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 832-1134
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 9, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

SCHEDULE 13D

CUSIP NO. 146875 10 9                                          Page 2 of 8 Pages
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1    NAME OF REPORTING PERSON:                         BBC Capital Markets, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:        04-3072694
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2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP:                                       (a)   [  ]
                                                       (b)   [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
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4    SOURCE OF FUNDS                                   WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [__]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:             Massachusetts
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NUMBER OF         7     SOLE VOTING POWER:             170,700
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER:
OWNED BY          --------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER:        170,700
REPORTING         --------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER:
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                            170,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES:                 [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                      7.38%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                         CO
--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP NO. 146875 10 9                                          Page 3 of 8 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                      The Boston Bank of Commerce

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:     04-2764211
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP:                                    (a)   [  ]
                                                    (b)   [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [__]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:          Massachusetts
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER:          170,700
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER:
OWNED BY          --------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER:     170,700
REPORTING         --------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER:
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                         170,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES:              [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                   7.38%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:                      BK
--------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $.01 per share, of Carver Bancorp, Inc. This Amendment No. 3 supplementally amends the initial statement on Schedule 13D filed by BBC Capital Markets, Inc. and The Boston Bank of Commerce with the Securities and Exchange Commission on March 18, 1999 (the "Initial Statement"), as amended by Amendment Nos. 1 and 2, filed with the Securities and Exchange Commission on March 29, 1999 and April 2, 1999, respectively. Capitalized terms used but not defined below shall have the meanings ascribed to them in the Initial Statement. The Initial Statement, as previously amended, is supplementally amended as follows:

Item 4.     Purpose of the Transaction.

            On November 9, 1999, BBC Capital Markets, Inc. ("BBCM"), a wholly owned subsidiary of The Boston Bank of Commerce and the holder of record of 170,700 shares of the common stock of Carver Bancorp, filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, seeking a summary order that would require Carver to hold a meeting of stockholders immediately. BBCM is seeking such an order for the following reasons. First, BBCM believes Carver has violated its Certificate of Incorporation and By-laws by failing to hold a stockholders meeting in calendar year 1999. Second, BBCM believes Carver has violated the General Corporation Law of the State of Delaware by failing to hold a stockholder's meeting within thirteen months of August 14, 1998, the date of the last annual meeting of stockholders of Carver. Under Delaware law, any stockholder may obtain a summary order requiring a corporation to hold a stockholders' meeting if more than thirteen months have passed since the last annual stockholders' meeting. Third, the value of Carver's common stock dropped from $8.625 on August 14, 1999, the anniversary of the last annual meeting of stockholders, to $7.50 on November 9, 1999, the date on which BBCM's action was filed. BBCM believes this diminution in value evidences the failure of the Carver directors to protect shareholder value. Fourth, BBCM does not have confidence that Carver's management has put in place a plan that will protect the value of the Carver franchise. Carver did not have a President and Chief Executive Officer between January and June 1999. While Carver announced a "management restructuring" recently, it has operated without a Chief Financial Officer since January. Finally, BBCM believes that stockholders of a public company should have a right to review the performance of directors through periodic elections. BBCM has nominated for election to Carver's board of directors two candidates who BBCM believes will advocate for the rights of Carver's stockholders and will seek to maximize shareholder value. A copy of the complaint filed by BBCM is attached at Exhibit 1 hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information contained in Item 4 of this Statement is incorporated herein by reference. Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons, or between either of the Filing Persons and any other person, with respect to any securities of Carver.

                                                               Page 5 of 8 Pages

Item 7.     Material to be Filed as Exhibits.

            Exhibit 1. A copy of the complaint in the action known as BBC Capital Markets, Inc. v. Carver Bancorp, Inc. filed in the Court of Chancery of the State of Delaware in and for New Castle County on November 9, 1999.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 1999               BBC CAPITAL MARKETS, INC.

                                By:              /s/ Kevin Cohee
                                   ---------------------------------------------
                                   Kevin Cohee
                                   President

                                THE BOSTON BANK OF COMMERCE

                                By:              /s/ Kevin Cohee
                                   ---------------------------------------------
                                   Kevin Cohee
                                   Chairman, President and Chief Executive
                                   Officer

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

                                            )
BBC CAPITAL MARKETS, INC.,                  )
                                            )
                  Plaintiff,
                                            )        Civil Action No. __________
                           v.               )
                                            )
CARVER BANCORP, INC., a Delaware            )
Corporation,                                )
                                            )
                  Defendant.                )

                                    COMPLAINT

     Plaintiff BBC Capital Markets, Inc. ("BBCM"), by its undersigned attorneys, upon knowledge as to itself and otherwise upon information and belief, alleges as follows for its complaint against Defendant as follows:

                              NATURE OF THE ACTION

     1. This is an action for equitable relief and for an order pursuant to 8 Del. C. Section 211(c), to require defendants to hold an annual meeting of stockholders of Carver Bancorp, Inc. ("Carver") for calendar year 1999. Judicial relief is required because Defendants have deprived BBCM and other stockholders of Carver of their contractual and statutory right to vote to elect directors of Carver--all in violation of Carver's statutory obligations, its certificate of incorporation and by-laws, by failing to give notice, hold a meeting of stockholders and permit stockholders to elect directors during calendar year 1999.

                                     PARTIES

     2. Plaintiff BBCM is a wholly owned subsidiary of The Boston Bank of Commerce and is a corporation organized under the laws of the Commonwealth of Massachusetts, with its principal place of business at 133 Federal Street, Boston, Massachusetts 02110. BBCM is the record owner of 170,700 shares of the common stock of Carver, par value $.01 per share (the "Common Stock"). The Common Stock was purchased in several lots at an average price of $8.45 per share.

     3. Defendant Carver is a Delaware corporation with its principal place of business at 75 West 125th Street, New York, New York 10027. Carver Common Stock is publicly traded on the American Stock Exchange.

                                     COUNT I

              (Summary Order Pursuant to 8 Del. C. Section 211(c))

     4. Plaintiff repeats and realleges each allegation contained in paragraphs 1 through 3 as if each were fully set forth herein.

     5. Carver held its last annual stockholders' meeting on August 14, 1998. More than thirteen months have elapsed since Carver's last annual stockholders' meeting.

     6. On August 14, 1999, the anniversary of the 1998 annual meeting, the Common Stock was trading at a price of $8.625 per share. As of November 8, 1999, the trading price of the Common Stock has declined to $7.50 per share.

     7. It has been more than thirteen months since the later of the last annual meeting of stockholders of Carver or the last action by written consent to elect directors.

     8. Under 8 Del. C. Section 211(c), Plaintiff BBCM is entitled to an order compelling Carver promptly to hold its annual stockholders' meeting.

     9. Plaintiff and the other Carver stockholders have no adequate remedy at law.

     WHEREFORE, Plaintiff respectfully requests that this Court summarily enter an order pursuant to 8 Del. C. Section 211(c):

     A. Requiring Carver to convene a 1999 annual meeting of Carver stockholders for the purpose of electing directors, and for the conduct of such other business as may be properly brought before the meeting;

     B. Designating the time and place for such meeting, the record date for determination of stockholders entitled to vote and the form of notice of such meeting;

     C. Compelling Carver to provide its list of stockholders and copies of all daily transfer sheets showing changes in the records and lists of holders of shares of Carver's common stock from the date of the list;

     D.   Awarding Plaintiff its costs and attorneys' fees in this action; and

     E.   Granting such other and further relief as is just and equitable.

                          POTTER ANDERSON & CORROON LLP

OF COUNSEL:               By:  /s/ Stephen C. Norman /s/ Michael D. Goldman
                             ---------------------------------------------------
                               Michael D. Goldman
FOLEY, HOAG & ELIOT LLP        Stephen C. Norman
Charles J. Beard               1313 N. Market Street
Timothy Barouch                Hercules Plaza
One Post Office Square         P.O. Box 951
Boston, MA  02109              Wilmington, DE  19801
                               (302) 984-6000

                             Attorneys for Plaintiff

Dated:  November 9, 1999


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